UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JANUARY 9, 2013


ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934


Western Wind Energy Corp.


File No. 005-81701 - CF#28867

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Brookfield Renewable Energy Partners L.P., Brookfield Asset Management Inc. and Partners Limited submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Schedule 13D filed on September 7, 2012, as amended, relating to their beneficial ownership of shares of Western Wind Energy Corp.

Based on representations by Brookfield Renewable Energy Partners L.P., Brookfield Asset Management Inc. and Partners Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 1 | through August 29, 2013 |
| Exhibit 2 | through August 29, 2013 |
| Exhibit 4 | through August 29, 2013 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Michele M. Anderson
Chief, Office of Mergers and Acquisitions